Exhibit 21.1

Subsidiaries

Life Storage LP, a Delaware limited partnership

Life Storage Holdings, Inc., a Delaware Corporation

Life Storage Solutions, LLC, a New York limited liability company

The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary at December 31, 2021. A total of 52 subsidiaries have been excluded, each of which operates in the United States (other than one subsidiary which operates in the Cayman Islands and four subsidiaries which operate in Canada).